Exhibit 99.1

STONECO LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held November 22, 2021

NOTICE IS HEREBY GIVEN that an Annual General Meeting of StoneCo Ltd. (the “AGM”) will be held at the offices of Intertrust Law, 2nd Floor, Market Street, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands on November 22, 2021 at 10:30 a.m. Cayman time (GMT-5).

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.     To resolve, as an ordinary resolution, that the Company’s financial statements and the Auditor’s Report and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, be approved and ratified.

2.     To resolve, as an ordinary resolution, that the election of Pedro Franceschi, Mateus Scherer Schwening, and Diego Fresco Gutiérrez, and the reelection of the below nominees, as directors of the Company (the “Nominees”), each to serve for a one-year term, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company be approved:

a.	André Street de Aguiar;

b.	Eduardo Cunha Monnerat Solon de Pontes;

c.	Roberto Moses Thompson Motta;

d.	Thomas A Patterson;

e.	Ali Mazanderani;

f.	Silvio José Morais; and

g.	Luciana Ibiapina Lira Aguiar.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on October 13, 2021, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2020 annual report for the fiscal year ended December 31, 2020, was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 7, 2021 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at investors@stone.com.co.

In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complet e, date, sign and return the enclosed personalized proxy card attached to this Notice.

By Order of the Board of Directors

/s/André Street de Aguiar

Name: André Street de Aguiar

Title: Chairman of the Board of Directors

Dated: October 22, 2021

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

PO Box 10240, Harbour Place

Grand Cayman KY1-1002

Cayman Islands